UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*


                              i2 TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Common Stock, $0.00025 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    465754208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                            S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 5, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

-------------------------------                           ----------------------
CUSIP No. 465754208                                       Page 2 of 8 Pages
-------------------------------                           ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Advisors, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,355,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,355,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,355,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                     2 of 8

                                     SCHEDULE 13D

-------------------------------                           ----------------------
CUSIP No. 465754208                                       Page 3 of 8 Pages
-------------------------------                           ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,355,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,355,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,355,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                     3 of 8

                                     SCHEDULE 13D

-------------------------------                           ----------------------
CUSIP No. 465754208                                       Page 4 of 8 Pages
-------------------------------                           ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            S.A.C. Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,355,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,355,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,355,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

                                     4 of 8

                                     SCHEDULE 13D

-------------------------------                           ----------------------
CUSIP No. 465754208                                       Page 5 of 8 Pages
-------------------------------                           ----------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,355,806
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,355,806
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,355,806
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)   [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

                                     5 of 8

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on October 3, 2007 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the common stock, par value $0.00025 per share (the "Common Stock"), of i2 Technologies, Inc., a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     SAC Capital Associates expended an aggregate of approximately $21,051,659 of its investment capital to purchase the 1,355,806 shares of Common Stock. Such shares were effected in open market purchases and acquired in the ordinary course of business, and are held by SAC Capital Associates in a commingled margin account maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.        Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on November 5, 2008, the Reporting Persons beneficially own an aggregate of 1,355,806 shares of Common Stock, representing approximately 6.3% of the shares of Common Stock outstanding. The percentages used herein are based upon the 21,567,303 shares of Common Stock reported to be outstanding as of August 1, 2008 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2008.

     SAC Capital Advisors, SAC Capital Management, and Mr. Cohen own directly no shares of Common Stock. Pursuant to investment management agreements, each of SAC Capital Advisors and SAC Capital Management share all investment and voting power with respect to securities held by SAC Capital Associates. Mr. Cohen, through one or more intermediary holding companies, controls each of SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of SAC Capital Advisors, SAC Capital Management, and Mr. Cohen may be deemed to own beneficially 1,355,806 shares of Common Stock (constituting approximately 6.3% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

                                     6 of 8

          (i) SAC Capital Advisors has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,355,806 shares of Common Stock, constituting approximately 6.3% of such class of securities;

          (ii) SAC Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,355,806 shares of Common Stock, constituting approximately 6.3% of such class of securities;

          (iii) SAC Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,355,806 shares of Common Stock, constituting approximately 6.3% of such class of securities; and

          (iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 1,355,806 shares of Common Stock, constituting approximately 6.3% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on The Nasdaq Stock Market.

     (d) No person other than SAC Capital Associates, SAC Capital Advisors, SAC Capital Management and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by SAC Capital Associates.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the

                                     7 of 8
foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, through such contracts S.A.C. MultiQuant Fund, LLC, an affiliate of the Reporting Persons, has short economic exposure to 29,548 shares of Common Stock. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.


Item 7.        Material to be filed as Exhibits.

1.  Schedule A - Sixty Day Trading History

                                     8 of 8

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008


                                               S.A.C. CAPITAL ADVISORS, LLC


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person


                                               S.A.C. CAPITAL MANAGEMENT, LLC


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person


                                               S.A.C. CAPITAL ASSOCIATES, LLC


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person


                                               STEVEN A. COHEN


                                               By:   /s/ Peter Nussbaum
                                                     ---------------------------
                                                     Name:  Peter Nussbaum
                                                     Title: Authorized Person


                                                   Schedule A
                                                   ----------

                                 SIXTY DAY TRADING HISTORY, i2 TECHNOLOGIES, INC.

----------------- ----------------------------------------------- ----------------------- -----------------------

      Date                             Name                               Amount           Price Per Share ($)
----------------- ----------------------------------------------- ----------------------- -----------------------
       9/16/2008          S.A.C. MultiQuant Fund, LLC                     29,548                            13.1
-----------------------------------------------------------------------------------------------------------------
       9/16/2008          S.A.C. MultiQuant Fund, LLC                    -29,548                            13.1
----------------- ----------------------------------------------- ----------------------- -----------------------
       9/19/2008          S.A.C. MultiQuant Fund, LLC                     29,548                           13.93
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -4,800                           10.55
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -1,200                         10.5399
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -500                          10.5395
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -1,200                         10.5416
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -950                          10.7433
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -448                          11.0432
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -4,617                          11.112
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                    -2                             10.91
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -4,658                            10.6
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -4,350                         10.4599
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -125                          10.4541
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -100                            10.47
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -900                          10.8694
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -50,950                         10.7749
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -1,700                           11.11
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -200                            10.53
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -6,400                           10.54
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -7,500                         10.5233
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -3,400                           10.73
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -8,700                          10.781
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -1,800                            10.9
----------------- ----------------------------------------------- ----------------------- ------------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -5,900                         11.0702
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -1,700                           11.15
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -100                             10.9
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -1,701                         10.8544
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -100                             10.5
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -8,000                         10.5009
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                   -100                            10.88
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -50,000                           10.45
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -35,000                            10.8
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -40,000                           11.05
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -50,000                         10.4502
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -110,000                        10.3955
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                  -4,000                         10.6225
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -20,651                         10.5022
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -15,329                           11.05
----------------- ----------------------------------------------- ----------------------- -----------------------
       11/5/2008          S.A.C. Capital Associates, LLC                 -20,311                            10.8
----------------- ----------------------------------------------- ----------------------- -----------------------